UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 9)1

Tollgrade Communications, Inc.
(Name of Issuer)

Common Stock, par value $0.20 per share
(Title of Class of Securities)

889542106
(CUSIP Number)

STEVEN WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 1, 2009
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 965,199
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 965,199
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 965,199
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON RCG PB, LTD.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 794,514
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 794,514
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 794,514
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.3%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON RAMIUS ENTERPRISE MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 335,244
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 335,244
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 335,244
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON RCG STARBOARD ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 965,199
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 965,199
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 965,199
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.6%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON RAMIUS ADVISORS, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 1,129,758
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 1,129,758
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,129,758
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.9%
14	TYPE OF REPORTING PERSON IA

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON RAMIUS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,094,957
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,094,957
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON C4S & CO., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,094,957
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,094,957
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON PETER A. COHEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,094,957
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,094,957
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON MORGAN B. STARK
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,094,957
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,094,957
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON JEFFREY M. SOLOMON
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,094,957
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,094,957
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 889542106

1	NAME OF REPORTING PERSON THOMAS W. STRAUSS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,094,957
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,094,957
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,094,957
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 889542106

The following constitutes Amendment No. 9 to the Schedule 13D filed by the undersigned (“Amendment No. 9”).  This Amendment No. 9 shall be deemed to amend and restate in their entirety Items 2, 3 and 5, add to Item 6 the existence of a new joint filing agreement among the Reporting Persons and add an additional exhibit to Item 7 of the Schedule 13D.  The primary purpose of amending the Schedule 13D is to remove Parche, LLC (“Parche”) as a Reporting Person and to add RCG PB, Ltd. and Enterprise Master Fund Ltd. as Reporting Persons as a result of a restructuring of the Reporting Persons' ownership in the Issuer, through which Parche transferred its holdings in the Issuer to Ramius Enterprise Master Fund Ltd (which owned 100% of the economic interest in Parche) and Ramius Value and Opportunity Master Fund Ltd transferred certain of its holdings in the Issuer to RCG PB, Ltd.

Item 2.	Identity and Background.

Item 2 is hereby amended and restated to read as follows:

(a)           This statement is filed by:

(i)	Ramius Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Value and Opportunity Master Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Ramius Enterprise Master Fund Ltd, a Cayman Islands exempted company (“Enterprise Master Fund”), with respect to the Shares directly and beneficially owned by it;

(iii)	RCG PB, Ltd., a Cayman Islands exempted company (“RCG PB”), with respect to the Shares directly and beneficially owned by it;

(iv)	Ramius Advisors, LLC, a Delaware limited liability company (“Ramius Advisors”), who serves as the investment advisor of Enterprise Master Fund and RCG PB;

(v)	RCG Starboard Advisors, LLC, a Delaware limited liability company (“RCG Starboard Advisors”), who serves as the investment manager of Value and Opportunity Master Fund;

(vi)	Ramius LLC, a Delaware limited liability company (“Ramius”), who serves as the sole member of each of RCG Starboard Advisors and Ramius Advisors;

(vii)	C4S & Co., L.L.C., a Delaware limited liability company (“C4S”), who serves as managing member of Ramius;

(viii)	Peter A. Cohen, who serves as one of the managing members of C4S;

(ix)	Morgan B. Stark, who serves as one of the managing members of C4S;

(x)	Thomas W. Strauss, who serves as one of the managing members of C4S; and

(xi)	Jeffrey M. Solomon, who serves as one of the managing members of C4S.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

CUSIP NO. 889542106

(b)           The address of the principal office of each of Ramius Advisors, RCG Starboard Advisors, Ramius, C4S, and Messrs. Cohen, Stark, Strauss and Solomon is 599 Lexington Avenue, 20th Floor, New York, New York 10022.

The address of the principal office of each of Value and Opportunity Master Fund, Enterprise Master Fund and RCG PB is c/o Citco Fund Services (Cayman Islands) Limited, Corporate Center, West Bay Road, Grand Cayman, Cayman Islands, British West Indies.  The officers and directors of Value and Opportunity Master Fund and their principal occupations and business addresses are set forth on Schedule B and incorporated by reference in this Item 2.  The officers and directors of Enterprise Master Fund and their principal occupations and business addresses are set forth on Schedule C and incorporated by reference in this Item 2.  The officers and directors of RCG PB and their principal occupations and business addresses are set forth on Schedule D and incorporated by reference in this Item 2.

(c)           The principal business of each of Value and Opportunity Master Fund, Enterprise Master Fund and RCG PB is serving as a private investment fund.  Value and Opportunity Master Fund, has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Each of the Enterprise Master Fund and RCG PB have been formed for the purpose of making equity and debt investments. The principal business of RCG Starboard Advisors is acting as the investment manager of Value and Opportunity Master Fund.  The principal business of Ramius Advisors is acting as the investment advisor of Enterprise Master Fund and RCG PB.  Ramius is engaged in money management and investment advisory services for third parties and proprietary accounts and serves as the sole member of each of RCG Starboard Advisors and Ramius Advisors.  C4S serves as managing member of Ramius.  Messrs. Cohen, Strauss, Stark and Solomon serve as co-managing members of C4S.

(d)           No Reporting Person, nor any person listed on Schedule B, Schedule C or Schedule D, each annexed hereto, has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule B, Schedule C or Schedule D, each annexed hereto, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)           Messrs. Cohen, Stark, Strauss, and Solomon are citizens of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated to read as follows:

The Shares purchased by Value and Opportunity Master Fund, Enterprise Master Fund and RCG PB were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase cost of the 2,094,957 Shares beneficially owned in the aggregate by Value and Opportunity Master Fund, Enterprise Master Fund and RCG PB is approximately $11,425,000, excluding brokerage commissions.

CUSIP NO. 889542106

Item 5.	Interest in Securities of the Issuer.

Item 5 is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 12,682,234 Shares outstanding, as of July 25, 2009, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on October 1, 2009.

A.	Value and Opportunity Master Fund

(a)	As of the close of business on October 2, 2009, Value and Opportunity Master Fund beneficially owned 965,199 Shares.

Percentage: Approximately 7.6%.

(b)	1. Sole power to vote or direct vote: 965,199
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 965,199
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Value and Opportunity Master Fund since the filing of the Amendment No. 8 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.

B.	RCG PB

(a)	As of the close of business on October 2, 2009, RCG PB beneficially owned 794,514 Shares.

Percentage: Approximately 6.3%.

(b)	1. Sole power to vote or direct vote: 794,514
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 794,514
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by RCG PB since the filing of the Amendment No. 8 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.

C.	Enterprise Master Fund

(a)	As of the close of business on October 2, 2009, Enterprise Master Fund beneficially owned 335,244 Shares.

Percentage: Approximately 2.6%.

(b)	1. Sole power to vote or direct vote: 335,244
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 335,244
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Enterprise Master Fund since the filing of the Amendment No. 8 to the Schedule 13D are set forth in Schedule A and are incorporated by reference.

CUSIP NO. 889542106

D.	RCG Starboard Advisors

(a)	As the investment manager of Value and Opportunity Master Fund, RCG Starboard Advisors is deemed the beneficial owner of the 965,199 Shares owned by Value and Opportunity Master Fund.

Percentage: Approximately 7.6%.

(b)	1. Sole power to vote or direct vote: 965,199
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 965,199
4. Shared power to dispose or direct the disposition: 0

(c)
RCG Starboard Advisors did not enter into any transactions in the Shares since the filing of the Amendment No. 8 to the Schedule 13D.  The transactions in the Shares since the filing of the Amendment No. 8 to the Schedule 13D on behalf of Value and Opportunity Master Fund are set forth in Schedule A and are incorporated by reference.

E.	Ramius Advisors

(a)
As the investment advisor of Enterprise Master Fund and RCG PB, Ramius Advisors is deemed the beneficial owner of the (i) 335,244 Shares owned by Enterprise Master Fund and (ii) 794,514 Shares owned by RCG PB.

Percentage: Approximately 8.9%.

(b)	1. Sole power to vote or direct vote: 1,129,758
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 1,129,758
4. Shared power to dispose or direct the disposition: 0

(c)
Ramius Advisors did not enter into any transactions in the Shares since the filing of the Amendment No. 8 to the Schedule 13D. The transactions in the Shares since the filing of the Amendment No. 8 to the Schedule 13D on behalf of Enterprise Master Fund and RCG PB are set forth in Schedule A and are incorporated by reference.

F.	Ramius

(a)
As the sole member of each of RCG Starboard Advisors and Ramius Advisors, Ramius is deemed the beneficial owner of the (i) 965,199 Shares owned by Value and Opportunity Master Fund, (ii) 794,514 Shares owned by RCG PB and (iii) 335,244 Shares owned by Enterprise Master Fund.

Percentage: Approximately 16.5%.

(b)	1. Sole power to vote or direct vote: 2,094,957
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,094,957
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 889542106

(c)
Ramius did not enter into any transactions in the Shares since the filing of the Amendment No. 8 to the Schedule 13D.  The transactions in the Shares since the filing of the Amendment No. 8 to the Schedule 13D on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

G.	C4S

(a)
As the managing member of Ramius, C4S is deemed the beneficial owner of the (i) 965,199 Shares owned by Value and Opportunity Master Fund, (ii) 794,514 Shares owned by RCG PB and (iii) 335,244 Shares owned by Enterprise Master Fund.

Percentage: Approximately 16.5%.

(b)	1. Sole power to vote or direct vote: 2,094,957
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,094,957
4. Shared power to dispose or direct the disposition: 0

(c)
C4S did not enter into any transactions in the Shares since the filing of the Amendment No. 8 to the Schedule 13D.  The transactions in the Shares since the filing of the Amendment No. 8 to the Schedule 13D on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

H.	Messrs. Cohen, Stark, Strauss and Solomon

(a)
As the managing members of C4S, each of Messrs. Cohen, Stark, Strauss and Solomon is deemed the beneficial owner of the (i) 965,199 Shares owned by Value and Opportunity Master Fund, (ii) 794,514 Shares owned by RCG PB and (iii) 335,244 Shares owned by Enterprise Master Fund.

Percentage: Approximately 16.5%.

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 2,094,957
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 2,094,957

(c)
None of Messrs. Cohen, Stark, Strauss or Solomon entered into any transactions in the Shares since the filing of the Amendment No. 8 to the Schedule 13D.  The transactions in the Shares since the filing of the Amendment No. 8 to the Schedule 13D on behalf of Value and Opportunity Master Fund, RCG PB and Enterprise Master Fund are set forth in Schedule A and are incorporated by reference.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Shares.

(e)	Not applicable.

CUSIP NO. 889542106

Item 6.	Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

On October 5, 2009, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D, with respect to securities of the Issuer, to the extent required by applicable law.  A copy of this agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 7.	Material to be Filed as Exhibits.

Item 7 is hereby amended to include the following exhibit:

Exhibit 99.1
Joint Filing Agreement by and among Ramius Value and Opportunity Master Fund, Ltd., RCG PB, Ltd., Ramius Enterprise Master Fund Ltd, RCG Starboard Advisors, LLC, Ramius Advisors, LLC, Ramius LLC, C4S & Co., L.L.C., Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss, and Jeffrey M. Solomon, dated October 5, 2009.

CUSIP NO. 889542106

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  October 5, 2009

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD
By:  RCG Starboard Advisors, LLC,
its investment manager

RCG PB LTD
By:  Ramius Advisors, LLC,
its investment advisor

RAMIUS ENTERPRISE MASTER FUND LTD
By:  Ramius Advisors, LLC,
its investment advisor

RCG STARBOARD ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS ADVISORS, LLC By: Ramius LLC, its sole member RAMIUS LLC By: C4S & Co., L.L.C., as managing member C4S & CO., L.L.C.

By:	/s/ Jeffrey M. Solomon
	Name:	Jeffrey M. Solomon
	Title:	Authorized Signatory

/s/ Jeffrey M. Solomon
JEFFREY M. SOLOMON Individually and as attorney-in-fact for Peter A. Cohen, Morgan B. Stark and Thomas W. Strauss

CUSIP NO. 889542106

SCHEDULE A

Transactions by the Reporting Persons and Parche, LLC
in the Shares Since the Filing of the Amendment No. 8 to the Schedule 13D

Shares of Common Stock Purchased/(Sold)	Price Per Share($)	Date of Purchase/Sale

RAMIUS VALUE AND OPPORTUNITY MASTER FUND LTD

(7,585)#	6.4800	10/01/09
(2,996)#	6.4800	10/01/09
(1,896)#	6.4800	10/01/09
(8,344)#	6.4800	10/01/09
(5,196)#	6.4800	10/01/09
(38)#	6.4800	10/01/09
(1,972)#	6.4800	10/01/09
(76)#	6.4800	10/01/09
(3,337)#	6.4800	10/01/09
(4,437)#	6.4800	10/01/09
(13,957)#	6.4800	10/01/09
(2,200)#	6.4800	10/01/09
(38,305)#	6.4800	10/01/09
(29,691)#	6.4800	10/01/09
(30,151)#	6.4800	10/01/09
(29,393)#	6.4800	10/01/09
(23,269)#	6.4800	10/01/09
(36,668)#	6.4800	10/01/09
(28,445)#	6.4800	10/01/09
(5,047)#	6.4800	10/01/09
(3,868)#	6.4800	10/01/09
(6,279)#	6.4800	10/01/09
(1,024)#	6.4800	10/01/09
(1,896)#	6.4800	10/01/09
(7,264)#	6.4800	10/01/09
(2,882)#	6.4800	10/01/09
(872)#	6.4800	10/01/09
(4,210)#	6.4800	10/01/09
(645)#	6.4800	10/01/09
(7,111)#	6.4800	10/01/09
(812)#	6.4800	10/01/09
(519)#	6.4800	10/01/09
(36,030)#	6.4800	10/01/09
(3,678)#	6.4800	10/01/09
(496)#	6.4800	10/01/09
(2,273)#	6.4800	10/01/09
(3,242)#	6.4800	10/01/09
_____________________________

# Shares were transferred to RCG PB, Ltd., an affiliate of Ramius Value and Opportunity Master Fund Ltd, in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 889542106

(2,483)#	6.4800	10/01/09
(5,062)#	6.4800	10/01/09
(6,607)#	6.4800	10/01/09
(5,768)#	6.4800	10/01/09
(152)#	6.4800	10/01/09
(1,773)#	6.4800	10/01/09
(7,585)#	6.4800	10/01/09
(2,276)#	6.4800	10/01/09
(38)#	6.4800	10/01/09
(1,440)#	6.4800	10/01/09
(38)#	6.4800	10/01/09
(205)#	6.4800	10/01/09
(2,160)#	6.4800	10/01/09
(5,553)#	6.4800	10/01/09
(1,479)#	6.4800	10/01/09
(1,597)#	6.4800	10/01/09
(228)#	6.4800	10/01/09
(6,082)#	6.4800	10/01/09
(303)#	6.4800	10/01/09
(1,669)#	6.4800	10/01/09
(18,963)#	6.4800	10/01/09
(531)#	6.4800	10/01/09
(1,420)#	6.4800	10/01/09
(507)#	6.4800	10/01/09
(1,972)#	6.4800	10/01/09
(910)#	6.4800	10/01/09
(76)#	6.4800	10/01/09
(190)#	6.4800	10/01/09
(114)#	6.4800	10/01/09
(267)#	6.4800	10/01/09
(4,933)#	6.4800	10/01/09
(8,619)#	6.4800	10/01/09
(38,407)#	6.4800	10/01/09
(25,406)#	6.4800	10/01/09
(3,349)#	6.4800	10/01/09
(2,377)#	6.4800	10/01/09
(1,833)#	6.4800	10/01/09
(85)#	6.4800	10/01/09
(3,187)#	6.4800	10/01/09
(3,615)#	6.4800	10/01/09
(1,517)#	6.4800	10/01/09
(1,583)#	6.4800	10/01/09
(2,594)#	6.4800	10/01/09
(1,303)#	6.4800	10/01/09
(3,835)#	6.4800	10/01/09
_____________________________

# Shares were transferred to RCG PB, Ltd., an affiliate of Ramius Value and Opportunity Master Fund Ltd, in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 889542106

(2,996)#	6.4800	10/01/09
(5,023)#	6.4800	10/01/09
(2,193)#	6.4800	10/01/09
(24,558)#	6.4800	10/01/09
(3,954)#	6.4800	10/01/09
(2,237)#	6.4800	10/01/09
(645)#	6.4800	10/01/09
(127)#	6.4800	10/01/09
(374)#	6.4800	10/01/09
(302)#	6.4800	10/01/09
(38)#	6.4800	10/01/09
(31)#	6.4800	10/01/09
(2,200)#	6.4800	10/01/09
(382)#	6.4800	10/01/09
(190)#	6.4800	10/01/09
(228)#	6.4800	10/01/09
(2,018)#	6.4800	10/01/09
(219)#	6.4800	10/01/09
(8,925)#	6.4800	10/01/09
(607)#	6.4800	10/01/09
(1,261)#	6.4800	10/01/09
(8,973)#	6.4800	10/01/09
(433)#	6.4800	10/01/09
(265)#	6.4800	10/01/09
(311)#	6.4800	10/01/09
(235)#	6.4800	10/01/09
(1,327)#	6.4800	10/01/09
(1,225)#	6.4800	10/01/09
(10,898)#	6.4800	10/01/09
(2,421)#	6.4800	10/01/09
(7,825)#	6.4800	10/01/09
(2,152)#	6.4800	10/01/09
(1,130)#	6.4800	10/01/09
(2,399)#	6.4800	10/01/09
(1,917)#	6.4800	10/01/09
(2,120)#	6.4800	10/01/09
(5,755)#	6.4800	10/01/09
(2,427)#	6.4800	10/01/09
(3,270)#	6.4800	10/01/09
(1,329)#	6.4800	10/01/09
(532)#	6.4800	10/01/09
(1,080)#	6.4800	10/01/09
(910)#	6.4800	10/01/09
(1,034)#	6.4800	10/01/09
(1,820)#	6.4800	10/01/09
_____________________________

# Shares were transferred to RCG PB, Ltd., an affiliate of Ramius Value and Opportunity Master Fund Ltd, in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 889542106

(383)#	6.4800	10/01/09
(531)#	6.4800	10/01/09
(5,391)#	6.4800	10/01/09
(2,329)#	6.4800	10/01/09
(246)#	6.4800	10/01/09
(5,044)#	6.4800	10/01/09
(1,436)#	6.4800	10/01/09
(84)#	6.4800	10/01/09
(345)#	6.4800	10/01/09
(398)#	6.4800	10/01/09
(619)#	6.4800	10/01/09
(12,920)#	6.4800	10/01/09
(3,147)#	6.4800	10/01/09
(76)#	6.4800	10/01/09
(128)#	6.4800	10/01/09
(426)#	6.4800	10/01/09
(38)#	6.4800	10/01/09
(381)#	6.4800	10/01/09
(1,632)#	6.4800	10/01/09
(1,957)#	6.4800	10/01/09
(3,684)#	6.4800	10/01/09
(21,401)#	6.4800	10/01/09
(1,356)#	6.4800	10/01/09
(11,486)#	6.4800	10/01/09
(24)#	6.4800	10/01/09
(56)#	6.4800	10/01/09
(2,065)#	6.4800	10/01/09
(322)#	6.4800	10/01/09
(1)#	6.4800	10/01/09
(2,503)#	6.4800	10/01/09
(5,198)#	6.4800	10/01/09
(1,403)#	6.4800	10/01/09
(853)#	6.4800	10/01/09
(168)#	6.4800	10/01/09
(13)#	6.4800	10/01/09
(1,345)#	6.4800	10/01/09
(2,617)#	6.4800	10/01/09
(5,916)#	6.4800	10/01/09
(7,183)#	6.4800	10/01/09
(1,593)#	6.4800	10/01/09
(145)#	6.4800	10/01/09
(2,630)#	6.4800	10/01/09
(76)#	6.4800	10/01/09
(195)#	6.4800	10/01/09
(38)#	6.4800	10/01/09
(4,741)#	6.4800	10/01/09
_____________________________

# Shares were transferred to RCG PB, Ltd., an affiliate of Ramius Value and Opportunity Master Fund Ltd, in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 889542106

(773) #	6.4800	10/01/09
(337)#	6.4800	10/01/09
(795)#	6.4800	10/01/09
(70)#	6.4800	10/01/09
(114)#	6.4800	10/01/09
(1,024)#	6.4800	10/01/09
(1,672)#	6.4800	10/01/09
(532)#	6.4800	10/01/09
(192)#	6.4800	10/01/09
(2,731)#	6.4800	10/01/09
(174)#	6.4800	10/01/09
(155)#	6.4800	10/01/09
(1,899)#	6.4800	10/01/09
(152)#	6.4800	10/01/09
(4,020)#	6.4800	10/01/09
(6,622)#	6.4800	10/01/09
(2,238)#	6.4800	10/01/09

RCG PB, LTD.

38##	7.5060	10/01/09
1,440##	7.5068	10/01/09
38##	7.5100	10/01/09
205##	7.5100	10/01/09
2,160##	7.5021	10/01/09
5,553##	7.5009	10/01/09
1,479##	7.4982	10/01/09
1,597##	7.5044	10/01/09
228##	7.4960	10/01/09
6,082##	7.5093	10/01/09
303##	7.5060	10/01/09
1,669##	7.4934	10/01/09
18,963##	5.0500	10/01/09
531##	5.0400	10/01/09
1,420##	5.0400	10/01/09
507##	5.0400	10/01/09
1,972##	5.0377	10/01/09
910##	5.0325	10/01/09
76##	5.0400	10/01/09
190##	5.0400	10/01/09
114##	5.0047	10/01/09
267##	4.9980	10/01/09
4,933##	3.4260	10/01/09
_____________________________

# Shares were transferred to RCG PB, Ltd., an affiliate of Ramius Value and Opportunity Master Fund Ltd, in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.
## Shares were acquired from Ramius Value and Opportunity Master Fund Ltd, an affiliate of RCG PB, Ltd., in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 889542106

8,619##	3.3003	10/01/09
38,407##	3.3844	10/01/09
25,406##	3.3300	10/01/09
3,349##	4.9059	10/01/09
2,377##	5.0190	10/01/09
1,345##	5.2276	10/01/09
2,617##	5.2685	10/01/09
5,916##	5.2717	10/01/09
1,833##	5.2724	10/01/09
7,183##	5.2313	10/01/09
85##	5.2845	10/01/09
3,187##	5.4721	10/01/09
1,593##	5.2461	10/01/09
3,615##	5.3881	10/01/09
145##	5.2545	10/01/09
1,517##	5.3348	10/01/09
1,583##	5.3316	10/01/09
2,630##	5.3485	10/01/09
2,594##	5.4988	10/01/09
76##	5.3920	10/01/09
195##	5.3932	10/01/09
38##	5.3995	10/01/09
4,741##	5.4300	10/01/09
773##	5.3905	10/01/09
337##	5.3953	10/01/09
795##	5.4860	10/01/09
70##	5.4494	10/01/09
114##	5.5300	10/01/09
1,024##	5.5681	10/01/09
1,672##	5.5916	10/01/09
532##	5.5635	10/01/09
192##	5.5300	10/01/09
2,731##	5.5094	10/01/09
174##	5.5553	10/01/09
155##	5.6300	10/01/09
1,303##	5.5271	10/01/09
1,899##	5.6703	10/01/09
3,835##	5.5321	10/01/09
2,996##	5.5996	10/01/09
5,023##	5.5983	10/01/09
152##	5.6970	10/01/09
2,193##	5.8895	10/01/09
4,020##	5.7797	10/01/09
24,558##	6.4252	10/01/09
6,622##	5.7554	10/01/09
3,954##	5.6568	10/01/09
_____________________________

## Shares were acquired from Ramius Value and Opportunity Master Fund Ltd, an affiliate of RCG PB, Ltd., in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 889542106

2,237##	5.6508	10/01/09
645##	5.6540	10/01/09
2,238##	5.7518	10/01/09
127##	5.7045	10/01/09
374##	5.6427	10/01/09
302##	5.6763	10/01/09
38##	5.7091	10/01/09
31##	5.6699	10/01/09
2,200##	5.6933	10/01/09
382##	5.6970	10/01/09
190##	5.7000	10/01/09
228##	5.7045	10/01/09
2,018##	5.7018	10/01/09
219##	5.6976	10/01/09
8,925##	5.7300	10/01/09
607##	5.5590	10/01/09
1,261##	5.7036	10/01/09
8,973##	5.7045	10/01/09
433##	5.6762	10/01/09
265##	5.6961	10/01/09
311##	5.7045	10/01/09
235##	5.7045	10/01/09
1,327##	5.5043	10/01/09
1,225##	5.4931	10/01/09
10,898##	5.6559	10/01/09
2,421##	5.6430	10/01/09
7,825##	5.6533	10/01/09
2,152##	5.6935	10/01/09
1,130##	5.6986	10/01/09
2,399##	5.6695	10/01/09
1,917##	5.6954	10/01/09
2,120##	5.6805	10/01/09
5,755##	5.6851	10/01/09
2,427##	5.6694	10/01/09
3,270##	5.6243	10/01/09
1,329##	5.6392	10/01/09
532##	5.7879	10/01/09
1,080##	5.7300	10/01/09
910##	5.7090	10/01/09
1,034##	5.7045	10/01/09
1,820##	5.5977	10/01/09
383##	5.6032	10/01/09
531##	5.4996	10/01/09
5,391##	5.5678	10/01/09
2,329##	5.5752	10/01/09
246##	5.6511	10/01/09
_____________________________

## Shares were acquired from Ramius Value and Opportunity Master Fund Ltd, an affiliate of RCG PB, Ltd., in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 889542106

5,044##	5.7080	10/01/09
1,436##	5.7030	10/01/09
84##	5.7045	10/01/09
345##	5.7041	10/01/09
398##	5.7071	10/01/09
619##	5.7033	10/01/09
12,920##	5.7087	10/01/09
3,147##	5.7045	10/01/09
76##	5.6590	10/01/09
128##	5.6545	10/01/09
426##	5.6943	10/01/09
38##	5.6791	10/01/09
381##	5.7045	10/01/09
1,632##	5.1328	10/01/09
1,957##	5.2671	10/01/09
3,684##	5.2541	10/01/09
7,585##	4.4039	10/01/09
21,401##	5.2351	10/01/09
2,996##	4.4862	10/01/09
1,356##	5.2628	10/01/09
1,896##	4.4818	10/01/09
11,486##	5.4624	10/01/09
8,344##	4.3738	10/01/09
24##	5.5044	10/01/09
5,196##	4.3979	10/01/09
38##	4.5300	10/01/09
56##	5.5089	10/01/09
1,972##	4.5093	10/01/09
2,065##	5.4968	10/01/09
76##	4.5300	10/01/09
322##	5.4960	10/01/09
3,337##	4.4931	10/01/09
1##	5.4900	10/01/09
4,437##	4.5274	10/01/09
2,503##	5.7509	10/01/09
13,957##	4.5206	10/01/09
5,198##	5.7503	10/01/09
2,200##	4.5205	10/01/09
1,403##	5.5090	10/01/09
38,305##	4.5702	10/01/09
853##	5.5045	10/01/09
29,691##	4.8576	10/01/09
168##	5.5000	10/01/09
30,151##	4.8806	10/01/09
13##	5.5045	10/01/09
29,393##	5.0443	10/01/09
_____________________________

## Shares were acquired from Ramius Value and Opportunity Master Fund Ltd, an affiliate of RCG PB, Ltd., in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 889542106

23,269##	5.0473	10/01/09
36,668##	5.0113	10/01/09
28,445##	5.0897	10/01/09
5,047##	5.2191	10/01/09
3,868##	5.2392	10/01/09
6,279##	5.5063	10/01/09
1,024##	5.4859	10/01/09
1,896##	5.4830	10/01/09
7,264##	5.4751	10/01/09
2,882##	5.6011	10/01/09
872##	5.6240	10/01/09
4,210##	5.4994	10/01/09
645##	5.6705	10/01/09
7,111##	5.5121	10/01/09
812##	10.3000	10/01/09
519##	10.2103	10/01/09
36,030##	8.7455	10/01/09
3,678##	7.3543	10/01/09
496##	7.1398	10/01/09
2,273##	7.4848	10/01/09
3,242##	7.4936	10/01/09
2,483##	7.4750	10/01/09
5,062##	7.3977	10/01/09
6,607##	7.4975	10/01/09
5,768##	7.4829	10/01/09
152##	7.4948	10/01/09
1,773##	7.5020	10/01/09
7,585##	7.4300	10/01/09
2,276##	7.4389	10/01/09

RAMIUS ENTERPRISE MASTER FUND LTD

103,161*	6.4800	10/01/09
12,720*	6.4800	10/01/09
12,400*	6.4800	10/01/09
9,816*	6.4800	10/01/09
15,469*	6.4800	10/01/09
12,000*	6.4800	10/01/09
2,129*	6.4800	10/01/09
1,632*	6.4800	10/01/09
2,649*	6.4800	10/01/09
432*	6.4800	10/01/09
800*	6.4800	10/01/09
3,064*	6.4800	10/01/09
_____________________________

## Shares were acquired from Ramius Value and Opportunity Master Fund Ltd, an affiliate of RCG PB, Ltd., in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.
* Shares were acquired from Parche, LLC, an affiliate of Ramius Enterprise Master Fund Ltd, in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 889542106

1,216*	6.4800	10/01/09
368*	6.4800	10/01/09
1,776*	6.4800	10/01/09
272*	6.4800	10/01/09
3,000*	6.4800	10/01/09
3,179*	6.4800	10/01/09
2,256*	6.4800	10/01/09
1,740*	6.4800	10/01/09
81*	6.4800	10/01/09
1,169*	6.4800	10/01/09
1,326*	6.4800	10/01/09
640*	6.4800	10/01/09
668*	6.4800	10/01/09
952*	6.4800	10/01/09
478*	6.4800	10/01/09
1,407*	6.4800	10/01/09
1,264*	6.4800	10/01/09
2,119*	6.4800	10/01/09
3,342*	6.4800	10/01/09
37,408*	6.4800	10/01/09
1,668*	6.4800	10/01/09
944*	6.4800	10/01/09
272*	6.4800	10/01/09
54*	6.4800	10/01/09
158*	6.4800	10/01/09
127*	6.4800	10/01/09
16*	6.4800	10/01/09
13*	6.4800	10/01/09
928*	6.4800	10/01/09
161*	6.4800	10/01/09
80*	6.4800	10/01/09
96*	6.4800	10/01/09
851*	6.4800	10/01/09
92*	6.4800	10/01/09
3,766*	6.4800	10/01/09
256*	6.4800	10/01/09
532*	6.4800	10/01/09
3,785*	6.4800	10/01/09
183*	6.4800	10/01/09
112*	6.4800	10/01/09
131*	6.4800	10/01/09
99*	6.4800	10/01/09
560*	6.4800	10/01/09
517*	6.4800	10/01/09
4,598*	6.4800	10/01/09
1,021*	6.4800	10/01/09
_____________________________

* Shares were acquired from Parche, LLC, an affiliate of Ramius Enterprise Master Fund Ltd, in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 889542106

3,301*	6.4800	10/01/09
908*	6.4800	10/01/09
477*	6.4800	10/01/09
1,012*	6.4800	10/01/09
808*	6.4800	10/01/09
894*	6.4800	10/01/09
2,429*	6.4800	10/01/09
1,024*	6.4800	10/01/09
1,380*	6.4800	10/01/09
560*	6.4800	10/01/09
225*	6.4800	10/01/09
456*	6.4800	10/01/09
384*	6.4800	10/01/09
436*	6.4800	10/01/09
768*	6.4800	10/01/09
162*	6.4800	10/01/09
224*	6.4800	10/01/09
2,275*	6.4800	10/01/09
983*	6.4800	10/01/09
104*	6.4800	10/01/09
2,128*	6.4800	10/01/09
606*	6.4800	10/01/09
35*	6.4800	10/01/09
146*	6.4800	10/01/09
168*	6.4800	10/01/09
261*	6.4800	10/01/09
5,451*	6.4800	10/01/09
1,328*	6.4800	10/01/09
32*	6.4800	10/01/09
54*	6.4800	10/01/09
180*	6.4800	10/01/09
16*	6.4800	10/01/09
161*	6.4800	10/01/09
688*	6.4800	10/01/09
825*	6.4800	10/01/09
1,554*	6.4800	10/01/09
9,028*	6.4800	10/01/09
572*	6.4800	10/01/09
4,845*	6.4800	10/01/09
10*	6.4800	10/01/09
24*	6.4800	10/01/09
871*	6.4800	10/01/09
136*	6.4800	10/01/09
1,056*	6.4800	10/01/09
2,193*	6.4800	10/01/09
592*	6.4800	10/01/09
_____________________________

* Shares were acquired from Parche, LLC, an affiliate of Ramius Enterprise Master Fund Ltd, in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 889542106

360*	6.4800	10/01/09
71*	6.4800	10/01/09
5*	6.4800	10/01/09
568*	6.4800	10/01/09
1,104*	6.4800	10/01/09
2,496*	6.4800	10/01/09
3,030*	6.4800	10/01/09
672*	6.4800	10/01/09
61*	6.4800	10/01/09
1,110*	6.4800	10/01/09
32*	6.4800	10/01/09
82*	6.4800	10/01/09
16*	6.4800	10/01/09
2,000*	6.4800	10/01/09
326*	6.4800	10/01/09
142*	6.4800	10/01/09
335*	6.4800	10/01/09
30*	6.4800	10/01/09
48*	6.4800	10/01/09
432*	6.4800	10/01/09
706*	6.4800	10/01/09
225*	6.4800	10/01/09
81*	6.4800	10/01/09
1,152*	6.4800	10/01/09
73*	6.4800	10/01/09
65*	6.4800	10/01/09
801*	6.4800	10/01/09
64*	6.4800	10/01/09
1,696*	6.4800	10/01/09
2,794*	6.4800	10/01/09
944*	6.4800	10/01/09

PARCHE LLC

(103,161)**	6.4800	10/01/09
(12,720) **	6.4800	10/01/09
(12,400) **	6.4800	10/01/09
(9,816) **	6.4800	10/01/09
(15,469) **	6.4800	10/01/09
(12,000) **	6.4800	10/01/09
(2,129) **	6.4800	10/01/09
(1,632) **	6.4800	10/01/09
(2,649) **	6.4800	10/01/09
_____________________________

* Shares were acquired from Parche, LLC, an affiliate of Ramius Enterprise Master Fund Ltd, in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.
** Shares were transferred to Ramius Enterprise Master Fund Ltd, an affiliate of Parche, LLC, in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 889542106

(432)**	6.4800	10/01/09
(800)**	6.4800	10/01/09
(3,064)**	6.4800	10/01/09
(1,216)**	6.4800	10/01/09
(368)**	6.4800	10/01/09
(1,776)**	6.4800	10/01/09
(272)**	6.4800	10/01/09
(3,000)**	6.4800	10/01/09
(3,179)**	6.4800	10/01/09
(2,256)**	6.4800	10/01/09
(1,740)**	6.4800	10/01/09
(81)**	6.4800	10/01/09
(1,169)**	6.4800	10/01/09
(1,326)**	6.4800	10/01/09
(640)**	6.4800	10/01/09
(668)**	6.4800	10/01/09
(952)**	6.4800	10/01/09
(478)**	6.4800	10/01/09
(1,407)**	6.4800	10/01/09
(1,264)**	6.4800	10/01/09
(2,119)**	6.4800	10/01/09
(3,342)**	6.4800	10/01/09
(37,408)**	6.4800	10/01/09
(1,668)**	6.4800	10/01/09
(944)**	6.4800	10/01/09
(272)**	6.4800	10/01/09
(54)**	6.4800	10/01/09
(158)**	6.4800	10/01/09
(127)**	6.4800	10/01/09
(16)**	6.4800	10/01/09
(13)**	6.4800	10/01/09
(928)**	6.4800	10/01/09
(161)**	6.4800	10/01/09
(80)**	6.4800	10/01/09
(96)**	6.4800	10/01/09
(851)**	6.4800	10/01/09
(92)**	6.4800	10/01/09
(3,766)**	6.4800	10/01/09
(256)**	6.4800	10/01/09
(532)**	6.4800	10/01/09
(3,785)**	6.4800	10/01/09
(183)**	6.4800	10/01/09
(112)**	6.4800	10/01/09
(131)**	6.4800	10/01/09
(99)**	6.4800	10/01/09
(560)**	6.4800	10/01/09
_____________________________

** Shares were transferred to Ramius Enterprise Master Fund Ltd, an affiliate of Parche, LLC, in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 889542106

(517)**	6.4800	10/01/09
(4,598)**	6.4800	10/01/09
(1,021)**	6.4800	10/01/09
(3,301)**	6.4800	10/01/09
(908)**	6.4800	10/01/09
(477)**	6.4800	10/01/09
(1,012)**	6.4800	10/01/09
(808)**	6.4800	10/01/09
(894)**	6.4800	10/01/09
(2,429)**	6.4800	10/01/09
(1,024)**	6.4800	10/01/09
(1,380)**	6.4800	10/01/09
(560)**	6.4800	10/01/09
(225)**	6.4800	10/01/09
(456)**	6.4800	10/01/09
(384)**	6.4800	10/01/09
(436)**	6.4800	10/01/09
(768)**	6.4800	10/01/09
(162)**	6.4800	10/01/09
(224)**	6.4800	10/01/09
(2,275)**	6.4800	10/01/09
(983)**	6.4800	10/01/09
(104)**	6.4800	10/01/09
(2,128)**	6.4800	10/01/09
(606)**	6.4800	10/01/09
(35)**	6.4800	10/01/09
(146)**	6.4800	10/01/09
(168)**	6.4800	10/01/09
(261)**	6.4800	10/01/09
(5,451)**	6.4800	10/01/09
(1,328)**	6.4800	10/01/09
(32)**	6.4800	10/01/09
(54)**	6.4800	10/01/09
(180)**	6.4800	10/01/09
(16)**	6.4800	10/01/09
(161)**	6.4800	10/01/09
(688)**	6.4800	10/01/09
(825)**	6.4800	10/01/09
(1,554)**	6.4800	10/01/09
(9,028)**	6.4800	10/01/09
(572)**	6.4800	10/01/09
(4,845)**	6.4800	10/01/09
(10)**	6.4800	10/01/09
(24)**	6.4800	10/01/09
(871)**	6.4800	10/01/09
(136)**	6.4800	10/01/09
_____________________________

** Shares were transferred to Ramius Enterprise Master Fund Ltd, an affiliate of Parche, LLC, in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 889542106

(1,056)**	6.4800	10/01/09
(2,193)**	6.4800	10/01/09
(592)**	6.4800	10/01/09
(360)**	6.4800	10/01/09
(71)**	6.4800	10/01/09
(5)**	6.4800	10/01/09
(568)**	6.4800	10/01/09
(1,104)**	6.4800	10/01/09
(2,496)**	6.4800	10/01/09
(3,030)**	6.4800	10/01/09
(672)**	6.4800	10/01/09
(61)**	6.4800	10/01/09
(1,110)**	6.4800	10/01/09
(32)**	6.4800	10/01/09
(82)**	6.4800	10/01/09
(16)**	6.4800	10/01/09
(2,000)**	6.4800	10/01/09
(326)**	6.4800	10/01/09
(142)**	6.4800	10/01/09
(335)**	6.4800	10/01/09
(30)**	6.4800	10/01/09
(48)**	6.4800	10/01/09
(432)**	6.4800	10/01/09
(706)**	6.4800	10/01/09
(225)**	6.4800	10/01/09
(81)**	6.4800	10/01/09
(1,152)**	6.4800	10/01/09
(73)**	6.4800	10/01/09
(65)**	6.4800	10/01/09
(801)**	6.4800	10/01/09
(64)**	6.4800	10/01/09
(1,696)**	6.4800	10/01/09
(2,794)**	6.4800	10/01/09
(944)**	6.4800	10/01/09
_____________________________

** Shares were transferred to Ramius Enterprise Master Fund Ltd, an affiliate of Parche, LLC, in connection with a restructuring of the Reporting Persons’ ownership in the Issuer.

CUSIP NO. 889542106

SCHEDULE B

Directors and Officers of Ramius Value and Opportunity Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Jeffrey M. Solomon Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Mark R. Mitchell Director	Partner of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies	Cayman Islands

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies	Cayman Islands

CUSIP NO. 889542106

SCHEDULE C

Directors and Officers of Ramius Enterprise Master Fund Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Marran Ogilvie Director	Chief Operating Officer of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies	Cayman Islands

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies	Cayman Islands

CUSIP NO. 889542106

SCHEDULE D

Directors and Officers of RCG PB, Ltd

Name and Position	Principal Occupation	Principal Business Address	Citizenship

Morgan B. Stark Director	Managing Member of C4S & Co., L.L.C., which is the Managing Member of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

Marran Ogilvie Director	Chief Operating Officer of Ramius LLC	599 Lexington Avenue 20th Floor New York, New York 10022	United States

CFS Company Ltd. Director	Nominee Company registered with Cayman Islands Monetary Authority and is affiliated with Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies	Cayman Islands

CSS Corporation Ltd. Secretary	Affiliate of the Administrator of the Fund	c/o Citco Fund Services (Cayman Islands) Limited Corporate Center West Bay Road Grand Cayman, Cayman Islands British West Indies	Cayman Islands